Exhibit 3.2

AMENDMENT TO AMENDED AND RESTATED BYLAWS

(AS AMENDED APRIL 18, 2008)

OF

COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION

This Amendment (the “Amendment”) to the Amended and Restated By-Laws, as amended on April 18, 2008 (the “Amended and Restated By-Laws”), of Cognizant Technology Solutions Corporation (the “Corporation”) shall be effective as of June 2, 2011.

1. Article X of the Amended and Restated By-Laws, is hereby amended and restated in its entirety as follows:

ARTICLE X

AMENDMENTS

The Board of Directors shall be authorized to make, amend, alter, change, add to or repeal the By-laws of the corporation in any manner not inconsistent with the laws of the State of Delaware. The affirmative vote of the holders of at least 66 2/3 percent in voting power of all the outstanding shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to make, amend, alter, change, add to or repeal any provision of the By-laws of the corporation.

2. Except as amended herein, the Amended and Restated By-Laws remain in full force and effect.

The foregoing has been duly adopted by the Corporation’s Board of Directors and stockholders pursuant to Article X of the Amended and Restated By-Laws and the Amended and Restated Certificate of Incorporation of the Corporation.

Respectfully submitted,

/s/ Steven Schwartz
Steven Schwartz
Secretary of Cognizant Technology Solutions Corporation